SCHEDULE 13G	Page 1 of 5

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Duoyuan Global Water Inc.
 (Name of Issuer)

Ordinary Shares, par value $0.000033 per share
(Title of Class of Securities)

266043108
(CUSIP Number)

December 31, 2010
(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G	Page 2 of 5

 CUSIP No. 266043108

1	NAMES OF REPORTING PERSONS GEEMF III Holdings MU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,430,000 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,430,000 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,430,000 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.0% (2)
12	TYPE OF REPORTING PERSON OO (private company)

(1)           Consists of 2,215,000 American Depositary Shares, each representing two Ordinary Shares, par value $0.000033 per share (“Ordinary Shares”).

(2)           The percentage is based on 49,222,631 Ordinary Shares outstanding as of September 30, 2010.

SCHEDULE 13G	Page 3 of 5

ITEM 1.

(a)	Name of Issuer:

Duoyuan Global Water Inc.

(b)	Address of Issuer’s Principal Executive Offices:

No. 3 Jinyuan Road,
Daxing Industrial Development Zone,
Beijing 102600,
People’s Republic of China

ITEM 2.

(a)	Name of Person Filing:

GEEMF III Holdings MU

(b)	Address of Principal Business Office:

c/o International Financial Services Ltd.,
IFS Court,
Twenty-Eight Cybercity,
Ebene, Mauritius

(c)	Citizenship of each Reporting Person is:

Mauritius

(d)	Title of Class of Securities:

Ordinary Shares, par value $0.000033 per share (“Ordinary Shares”)

(e)	CUSIP Number:

266043108, which is the CUSIP number for the Issuer’s American Depositary Shares, each representing two Ordinary Shares

ITEM 3.

Not applicable.

SCHEDULE 13G	Page 4 of 5

ITEM 4.	Ownership

(a)           Amount beneficially owned:  4,430,000 Ordinary Shares

(b)           Percent of class: 9.0%

(c)	The Reporting Person has sole power to vote or direct the vote of, and dispose or direct the disposition of, 4,430,000 Ordinary Shares.

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

Not applicable.

SCHEDULE 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 11, 2011

GEEMF III Holdings MU

/s/ H. Jeffrey Leonard
Name: H. Jeffrey Leonard
Title: Director